UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN
DE BANCA MÚLTIPLE, GRUPO FINANCIERO
SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México Announces the Action Taken on its Credit Ratings”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: April 24, 2020

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THE ACTION TAKEN ON ITS CREDIT RATINGS

Mexico City, Mexico on April 23, 2020 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”), one of Mexico’s leading banking institutions, announced today the actions taken on its credit ratings by the rating agencies Fitch Ratings and Moody’s (“the agencies”). Following the downgrade of Mexico’s sovereign rating and given the deterioration in the operating environment, both agencies reviewed the ratings of Mexican banks, including Banco Santander México. The review for the Bank was as follows:

On April 22, 2020, Moody’s downgraded to Baa1, from A3, our long-term global local and foreign currency deposit and debt ratings. Moody's also affirmed the Aaa.mx/MX-1 long- and short-term Mexican National Scale. The rating outlook remains Negative.

On April 21, 2020, Fitch Ratings downgraded the Bank's Viability Rating (VR) to ‘bbb-’ from ‘bbb’. The Bank's Issuer Default Ratings (IDR) of 'BBB +' were not included in this review as their outlook was recently revised to Negative from Stable, driven by a similar action on our ultimate parent (Banco Santander, S.A.) IDRs, as our IDRs are currently driven by its support.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2019, Banco Santander México had total assets of Ps.1,412 billion under Mexican Banking GAAP and more than 18.1 million customers. Headquartered in Mexico City, the Company operates 1,402 branches and offices nationwide and has a total of 19,975 employees.

INVESTOR RELATIONS CONTACT INFORMATION

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx

Material Fact
Banco Santander México